Robert S. Littlepage
United States
Securities and Exchange Commission
Washington, D.C., 20549

Re: Viscount Systems Inc.
Form 10-KSB for the Year ended December 31, 2004
Filed March 31, 2005
File No. 000-49746

Dear Mr. Littlepage,

In response to your letter dated December 21, 2005, our responses to your comments on Form 10-KSB For the Year Ended December 31, 2004 are as follows:

1.	Report of Independent Registered Public Accounting Firm, page F-1

For all future filings of Form 10-KSB and relevant filings, our auditor’s report will refer to “the standards of the Public Company Accounting Oversight Board (United States)” as required by PCAOB Auditing Standard No. 1.

2.	Note 2. Significant Accounting Polices (j) Revenue Recognition

For all future filings of Form 10-KSB and Form 10-QSB, we will include the following paragraph under Revenue Recognition that discloses our revenue recognition policy with respect to our service revenues:

Service revenue is recognized on a straight-line basis over the period covered by the service agreement only after there is a signed agreement to provide service to the Enterphone system, the service fee is fixed or determinable, and collectibility is probable. Cash received from customers in advance of the service period is recorded as deferred revenue.

I hope these responses answer your questions. If you have additional comments, please contact me at 604-323-7228, or fax me at 604-327-9446.

Sincerely,

/s/ Les Fong
Les Fong
Chief Financial Officer